Exhibit 99.1

Alibaba Group Enters into Agreement to Settle Shareholder Class Action Lawsuit

Alibaba Group Holding Limited (“we,” or the “Company”) and certain of our current and former officers and directors have entered into an agreement to resolve the consolidated putative shareholder class action lawsuit previously disclosed in the Company’s public filings captioned In re: Alibaba Group Holding Ltd. Securities Litigation, No. 1:20-cv-09568-GBD-JW (S.D.N.Y.).  Pursuant to the agreement, we have agreed to pay US$433.5 million to settle the abovementioned lawsuit. All Defendants will receive a full release of all claims brought in such lawsuit.

The settlement, which is subject to a number of conditions including court approval, does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The Company denies any allegations of fault, liability, wrongdoing, or damages. We entered into the settlement to avoid the cost and disruption of further litigation.

October 25, 2024

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